UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

724 Solutions Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

81788Q  10  0

(CUSIP Number)

Kevin Kunz, Chief Financial Officer

Austin Ventures VI, L.P.

300 West Sixth Street, Suite 2300

Austin, Texas 78701

(512) 485-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

John J. Gilluly

Gray Cary Ware & Freidenrich LLP

1221 South MoPac Expressway, Suite 400

Austin, TX 78746-6875

(512) 457-7090

May 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box™.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 21 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Austin Ventures VI, L.P. (“AV VI”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        543,171 (1) common shares, except that AV Partners VI, L.P. (“AVP VI”), the general partner of AV VI, may be deemed to have sole power to vote these shares, and Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Jeffery C. Garvey (“Garvey”), Edward E. Olkkola (“Olkkola”), John D. Thornton (“Thornton”) and Blaine F. Wesner (“Wesner”), the general partners of AVP VI, may be deemed to have shared power to vote these shares

  8     SHARED VOTING POWER

        See response to Row 7.

  9     SOLE DISPOSITIVE POWER

        543,171 (1) common shares, except that AVP VI, the general partner of AV VI, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to dispose of these shares.

10     SHARED DISPOSITIVE POWER

        See response to Row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,171(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0(2)

14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	In addition to the 465,942 common shares, no par value (“Common Shares”), of 724 Solutions Inc. (the “Issuer”) that AV VI acquired in connection with the purchase by the Issuer of Tantau Software Inc. in January 2001, AV VI is the holder of a $237,095.40 in principal amount of Secured Convertible Promissory Note, with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (the “AV VI Convertible Note”). The AV VI Convertible Note may be converted, at any time at the option of AV VI, into Common Shares at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VI Convertible Note. In addition, accrued interest on the AV VI Convertible Note may be payable, at the option of the Issuer, in cash or in Common Shares (following shareholder approval) as provided in the AV VI Convertible Note.

(2)	Based upon 6,060,578 Common Shares outstanding as of May 14, 2004, which includes the 77,229 Common Shares to be issued upon conversion of the AV VI Convertible Note.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Austin Ventures VI Affiliates Fund, L.P. (“AV VI A”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        15,275 (1) common shares, except that AVP VI, the general partner of AV VI A, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to vote these shares.

  8     SHARED VOTING POWER

        See response to Row 7.

  9     SOLE DISPOSITIVE POWER

        15,275 (1) common shares, except that AVP VI, the general partner of AV VI A, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to dispose of these shares.

10     SHARED DISPOSITIVE POWER

        See response to Row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,275 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)

14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	In addition to the 13,104 common shares, no par value (“Common Shares”), of 724 Solutions Inc. (the “Issuer”) that AV VI acquired in connection with the purchase by the Issuer of Tantau Software Inc. in January 2001, AV VI A is the holder of a $6,667.77 in principal amount of Secured Convertible Promissory Note, with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (the “AV VI A Convertible Note”). The AV VI A Convertible Note may be converted, at any time at the option of AV VI A, into Common Shares at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VI A Convertible Note. In addition, accrued interest on the AV VI A Convertible Note may be payable, at the option of the Issuer, in cash or in Common Shares (following shareholder approval) as provided in the AV VI A Convertible Note.

(2)	Based upon 5,985,520 Common Shares outstanding as of May 14, 2004, which includes the 2,171 Common Shares to be issued upon conversion of the AV VI A Convertible Note.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AV Partners VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        558,446 (1) common shares, of which 543,171 are directly owned by AV VI and 15,275 are directly owned by AV VI A. AVP VI, the general partner of AV VI and AV VI A, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to vote these shares.

  8     SHARED VOTING POWER

        See response to Row 7.

  9     SOLE DISPOSITIVE POWER

        558,446 (1) common shares, of which 543,171 are directly owned by AV VI and 15,275 are directly owned by AV VI A. AVP VI, the general partner of AV VI and AV VI A, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Garvey, Olkkola, Thornton and Wesner, the general partners of AVP VI, may be deemed to have shared power to dispose of these shares.

10     SHARED DISPOSITIVE POWER

        See response to Row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,446 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (2)

14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	AVP VI is the general partner of AV VI and AV VI A, which are the holders of a $237,095.40 and $6,667.77 in principal amount of Secured Convertible Promissory Note, respectively, with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (the “AV VI Convertible Note” and “AV VI A Convertible Note,” respectively). The AV VI and AV VI A Convertible Notes may be converted, at any time at the option of the respective holder, into Common Shares at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VI and AV VI A Convertible Notes. In addition, accrued interest on the AV VI and AV VI A Convertible Notes may be payable, at the option of the Issuer, in cash or in Common Shares (following shareholder approval) as provided in such notes.

(2)	Based upon 6,062,749 Common Shares outstanding as of May 14, 2004, which includes the 77,229 and 2,171 Common Shares to be issued upon conversion of the AV VI Convertible Note and AV VI A Convertible Note, respectively.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Austin Ventures VIII, L.P. (“AV VIII”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        912,338 (1) common shares, except that AV Partners VIII, L.P. (“AVP VIII”), the general partner of AV VIII, may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Olkkola, Christopher A. Pacitti (“Pacitti”) Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to vote these shares.

  8     SHARED VOTING POWER

        See response to Row 7.

  9     SOLE DISPOSITIVE POWER

        912,338 (1) common shares, except that AVP VIII, the general partner of AV VIII, may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Olkkola, Pacitti, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.

10     SHARED DISPOSITIVE POWER

        See response to Row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,338(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(2)

14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	AV VIII is the holder of a $2,800,878.78 in principal amount of Secured Convertible Promissory Note, with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (the “AV VIII Convertible Note”). The AV VIII Convertible Note may be converted, at any time at the option of AV VIII, into Common Shares at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VIII Convertible Note. In addition, accrued interest on the AV VIII Convertible Note may be payable, at the option of the Issuer, in cash or in Common Shares (following shareholder approval) as provided in the AV VIII Convertible Note.

(2)	Based upon 6,895,687 Common Shares outstanding as of May 14, 2004, which includes the 912,338 Common Shares to be issued upon conversion of the AV VIII Convertible Note.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AV Partners VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        912,338 (1) common shares, of which 912,338 are directly owned by AV VIII. AVP VIII, the general partner of AV VIII may be deemed to have sole power to vote these shares, and Aragona, DeAngelis, Pacitti, Olkkola, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to vote these shares.

  8     SHARED VOTING POWER

        See response to Row 7.

  9     SOLE DISPOSITIVE POWER

        912,338 (1) common shares, of which 912,338 are directly owned by AV VIII. AVP VIII, the general partner of AV VIII may be deemed to have sole power to dispose of these shares, and Aragona, DeAngelis, Pacitti , Olkkola, Thornton and Wesner, the general partners of AVP VIII, may be deemed to have shared power to dispose of these shares.

10     SHARED DISPOSITIVE POWER

        See response to Row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,338(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(2)

14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	AVP VIII is the general partner of AV VIII, which is the holder of a $2,800,878.78 in principal amount of Secured Convertible Promissory Note, with an interest rate of 2.5% per quarter, compounded quarterly, and maturity date of May 14, 2007 (the “AV VIII Convertible Note”). The AV VIII Convertible Note may be converted, at any time at the option of AV VIII, into Common Shares at a conversion price of $3.07 per share, which conversion price is subject to adjustment as set forth in the AV VIII Convertible Note. In addition, accrued interest on the AV VIII Convertible Note may be payable, at the option of the Issuer, in cash or in Common Shares (following shareholder approval) as provided in the AV VIII Convertible Note.

(2)	Based upon 6,895,687 Common Shares outstanding as of May 14, 2004, which includes the 912,338 Common Shares to be issued upon conversion of the AV VIII Convertible Note.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph C. Aragona

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        2,500 common shares.

  8     SHARED VOTING POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. Aragona is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

  9     SOLE DISPOSITIVE POWER

        2,500 common shares.

10     SHARED DISPOSITIVE POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. Aragona is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,284

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%(1)

14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Based upon 6,977,587 Common Shares outstanding as of May 14, 2004, which includes the 991,738 Common Shares to be issued upon conversion of the Secured Convertible Promissory Notes that are described in this Statement and the option to purchase 2,500 Common Shares that is exercisable within 60 days after May 14, 2004.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth P. DeAngelis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        116 common shares, of which 11 are directly owned by DeAngelis and 105 are directly owned by DeAngelis, Ltd., a Texas limited partnership, and DeAngelis, the sole general partner of DeAngelis, Ltd., may be deemed to have sole power to vote these shares.

  8     SHARED VOTING POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. DeAngelis is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

  9     SOLE DISPOSITIVE POWER

        116 common shares, of which 11 are directly owned by DeAngelis and 105 are directly owned by DeAngelis, Ltd., a Texas limited partnership, and DeAngelis, the sole general partner of DeAngelis, Ltd., may be deemed to have sole power to dispose of these shares.

10     SHARED DISPOSITIVE POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. DeAngelis is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%(1)

14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Based upon 6,975,087 Common Shares outstanding as of May 14, 2004, which includes the 991,738 Common Shares to be issued upon conversion of the Secured Convertible Promissory Notes that are described in this Statement.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffery C. Garvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        50 common shares.

  8     SHARED VOTING POWER

        558,446 common shares, of which 543,171 are directly owned by AV VI and 15,275 are directly owned by AV VI A. Garvey is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to vote these shares.

  9     SOLE DISPOSITIVE POWER

        50 common shares.

10     SHARED DISPOSITIVE POWER

        558,446 common shares, of which 543,171 are directly owned by AV VI and 15,275 are directly owned by AV VI A. Garvey is a general partner of AVP VI, the general partner of AV VI and AV VI A, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,496

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (1)

14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Based upon 6,062,749 Common Shares outstanding as of May 14, 2004, which includes the 79,400 Common Shares to be issued upon conversion of the AV VI Convertible Note and the AV VI A Convertible Note that are described in this Statement.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward E. Olkkola

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        61 common shares, of which 46 are directly owned by Olkkola and 15 are directly owned by Rock Harbor, an entity controlled by Olkkola, and Olkkola may be deemed to have sole power to vote these shares.

  8     SHARED VOTING POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. Olkkola is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

  9     SOLE DISPOSITIVE POWER

        61 common shares, of which 46 are directly owned by Olkkola and 15 are directly owned by Rock Harbor, an entity controlled by Olkkola, and Olkkola may be deemed to have sole power to dispose of these shares.

10     SHARED DISPOSITIVE POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. Olkkola is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,845

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (1)

14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Based upon 6,975,087 Common Shares outstanding as of May 14, 2004, which includes the 991,738 Common Shares to be issued upon conversion of the Secured Convertible Promissory Notes that are described in this Statement.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John D. Thornton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        0 common shares.

  8     SHARED VOTING POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. Thornton is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

  9     SOLE DISPOSITIVE POWER

        0 common shares.

10     SHARED DISPOSITIVE POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. Thornton is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,784

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%(1)

14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Based upon 6,975,087 Common Shares outstanding as of May 14, 2004, which includes the 991,738 Common Shares to be issued upon conversion of the Secured Convertible Promissory Notes that are described in this Statement.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blaine F. Wesner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        0 common shares.

  8     SHARED VOTING POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. Wesner is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

  9     SOLE DISPOSITIVE POWER

        0 common shares.

10     SHARED DISPOSITIVE POWER

        1,470,784 common shares, of which 543,171 are directly owned by AV VI, 15,275 are directly owned by AV VI A and 912,338 are directly owned by AV VIII. Wesner is a general partner of (i) AVP VI, the general partner of AV VI and AV VI A and (ii) AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,784

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (1)

14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Based upon 6,975,087 Common Shares outstanding as of May 14, 2004, which includes the 991,738 Common Shares to be issued upon conversion of the Secured Convertible Promissory Notes that are described in this Statement.

SCHEDULE 13D

CUSIP NO. 81788Q 10 0

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher A. Pacitti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7     SOLE VOTING POWER

        0 common shares.

  8     SHARED VOTING POWER

        912,338 common shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to vote these shares.

  9     SOLE DISPOSITIVE POWER

        0 common shares.

10     SHARED DISPOSITIVE POWER

        912,338 common shares, all of which are directly owned by AV VIII. Pacitti is a general partner of AVP VIII, the general partner of AV VIII, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 912,338

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (1)

14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Based upon 6,895,687 Common Shares outstanding as of May 14, 2004, which includes the 912,338 Common Shares to be issued upon conversion of the AV VIII Convertible Note that is described in this Statement.

CUSIP NO. 81788Q 10 0	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares, no par value (“Common Shares”), of 724 Solutions Inc., a Canadian corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1221 State Street, Suite 200, Santa Barbara, CA 93101.

Item 2.	Identity and Background.

This Statement is filed jointly on behalf of Austin Ventures VI, L.P. (“AV VI”), Austin Ventures VI Affiliates Fund, L.P. (“AV VI A”), AV Partners VI, L.P. (“AVP VI”), Austin Ventures VIII, L.P. (“AV VIII”), AV Partners VIII, L.P. (“AVP VIII”), Joseph C. Aragona (“Aragona”), Kenneth P. DeAngelis (“DeAngelis”), Jeffery C. Garvey (“Garvey”), Edward E. Olkkola (“Olkkola”), Christopher A. Pacitti (“Pacitti”), John D. Thornton (“Thornton”) and Blaine F. Wesner (“Wesner”) (collectively identified hereinafter as the “Reporting Persons”).

Each of AV VI, AV VI A, AVP VI, AV VIII and AVP VIII are limited partnerships organized under the laws of the State of Delaware. The principal business of each of the foregoing entities is managing investments.

The principal occupation of each of Mr. Aragona, Mr. DeAngelis, Mr. Garvey, Mr. Olkkola, Mr. Pacitti, Mr. Thornton and Mr. Wesner is serving as venture capitalists. Each of the foregoing individual Reporting Persons is a citizen of the United States of America.

The business address of each Reporting Person is 300 West Sixth Street, Suite 2300, Austin, Texas 78701.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 14, 2004, AV VI, AV VI A and AV VIII (collectively, the “Lenders”) entered into a Secured Convertible Note Purchase Agreement (the “Agreement”) with the Issuer which provides, among other things, that the Issuer will sell, and the Lenders will purchase, secured convertible promissory notes (the “Notes”) in two tranches having an aggregate principal value of up to Eight Million Dollars and NO/100 (US$8,000,000.00) (the “Debt”) on the terms and conditions set forth in the Agreement and in the Notes. The Lenders funded $3,044,641.95 in the first tranche (“First Closing”) and, subject to shareholder approval, will fund an additional $4,955,358.05 in the second tranche. The Notes are convertible at any time at the option of the Lenders into the Issuer’s common shares, no par value (the “Common Shares”), at a conversion price of $3.07, subject to certain adjustments as set forth in the Agreement and the Notes. The Notes have a 3-year term ending on May 14, 2007 and accrue interest at a quarterly rate of 2.5%, compounded quarterly. Accrued interest on the Notes may be payable, at the option of the Issuer, in cash or in Common Shares following shareholder approval. The resulting Common Shares carry certain registration and other rights. Payment under the Notes will be accelerated in the event of a default, including the insolvency or bankruptcy of the Issuer, the Issuer’s failure to pay its obligations under the Notes when due, the default in the observance or performance of any of the conditions, covenants or agreements of the Issuer or any of its subsidiaries set forth in the Agreement and certain collateral agreements, the material breach of any representation or warranty made by the Issuer or any of its subsidiaries in the Agreement or any of the collateral agreements, among other things, as described in the Agreement. As a result of the First Closing, 991,738 Common Shares may be issued (the “Stockholder Shares”).

In order to purchase the Note(s), the Lenders have used, and intend to use, internally-available funds. The Agreement and the form of Note are attached hereto as Exhibit 1 and Exhibit 2, respectively.

CUSIP NO. 81788Q 10 0	SCHEDULE 13D

Item 4.	Purpose of Transaction.

The purpose of the Lenders’ acquisition of the Notes is to provide the Issuer with additional working capital. The Stockholder Shares issuable upon conversion of the Notes would represent approximately 14.2% of the outstanding Common Shares of the Issuer (based on total shares outstanding as of May 14, 2004 and the Stockholder Shares) and, as such, would represent a substantial equity interest in the Issuer.

The Lenders’ intention, and that of the other Reporting Persons, is to acquire the Notes for investment purposes and to evaluate the performance of such Notes as an investment. If the Lenders fund the second tranche of the Debt as described in Item 3 herein and as more particularly described in the Agreement, which is subject to shareholder approval, the Lenders and the other Reporting Persons would be able to acquire additional Common Shares of the Issuer upon conversion of the newly-issued Notes and upon conversion of the accrued interest under all the Notes.

The Agreement also provides that the Issuer will amend its Shareholder Rights Plan dated as of February 10, 2003 by and between the Issuer and Computershare Trust Company of Canada, as rights agent (the “Rights Plan”) so that the acquisition by Lenders or any of their affiliates of up to 49% of the Issuer’s outstanding Common Shares (whether through the conversion of the Notes or the acquisition of Common Shares from third parties) will not result in a Flip-In Event or Separation Time or trigger any adjustment in the Exercise Price of the Rights (as those terms are defined in the Rights Plan). The Lenders and each of the other Reporting Persons will continually assess the Issuer’s financial condition, results of operations and prospects, and general economic and industry conditions and may in the future determine, either alone or as part of a group, to acquire additional securities of the Issuer through open market purchases, private agreements or otherwise. Each of the Reporting Persons may, however, dispose of all or a portion of the Common Shares through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the Issuer. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change their intention with respect to any or all such matters.

It is expected that the products and services previously provided by the Issuer will continue as its principal business activity. The Agreement provides that immediately following the First Closing, (i) the Board of Directors of the Issuer shall be increased to seven (7) directors, (ii) a nominee of the Lenders shall be appointed to serve as a director of the Issuer and (iii) so long as any amounts remain unpaid under the Notes or the Lenders or any of their affiliates hold at least 20% of the Issuer’s outstanding Common Shares (including amounts issuable upon conversion of the Notes), the Issuer’s Board of Directors will at no time exceed seven (7) directors. The Agreement further provides that so long as any amounts remain unpaid under the Notes or the Lenders or any of their affiliates hold at least 20% of the Issuer’s outstanding Common Shares (including amounts issuable upon conversion of the Notes), the Issuer will include two (2) designees of the Lenders (the “Lender Designees”) as director nominees on each slate of director nominees by the Issuer submitted to holders of Common Shares and shall recommend the election of the Lender Designees to the Issuer’s Board of Directors. If elected, the Lender Designees will have the same rights and obligations as the other directors of the Issuer. Aragona currently serves as a member of the Issuer’s Board of Directors.

As a condition precedent to the First Closing, the Board was required to approve the transactions contemplated by the Agreement. The Board approved such transactions on May 11, 2004.

Item 5.	Interest in Securities of the Issuer.

a) – b) – c)

AV VI: Prior to acquiring its portion of the Notes, AV VI could be deemed to beneficially own 465,942 Common Shares representing approximately 8.1% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After acquiring its portion of the Notes, AV VI could be deemed to beneficially own 543,171 Common Shares representing approximately 9.0% of the Common Shares deemed issued and outstanding upon conversion of the AV VI Convertible Note issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and 77,229 of the Stockholder Shares). Except as set forth in this Statement, AV VI has not effected any transactions in the Common Shares during the past 60 days.

CUSIP NO. 81788Q 10 0	SCHEDULE 13D

AV VI A: Prior to acquiring its portion of the Notes, AV VI A could be deemed to beneficially own 13,104 common shares representing approximately 0.2% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After acquiring 2,171 of the Notes, AV VI A could be deemed to beneficially own 15,275 Common Shares representing approximately 0.3% of the Common Shares deemed issued and outstanding upon conversion of the AV VI A Convertible Note issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and 2,171 of the Stockholder Shares). Except as set forth in this Statement, AV VI A has not effected any transactions in the Common Shares during the past 60 days.

AVP VI: Prior to Lenders acquiring the Notes, AVP VI could be deemed to beneficially own 479,046 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After Lenders acquired the Notes, AVP VI could be deemed to beneficially own 558,446 Common Shares representing approximately 9.2% of the Common Shares deemed issued and outstanding upon conversion of the AV VI Convertible Note and AV VI A Convertible Note issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and 79,400 of the Stockholder Shares). Except as set forth in this Statement, AVP VI has not effected any transactions in the Common Shares during the past 60 days.

AV VIII: Prior to acquiring its portion of the Notes, AV VIII did not beneficially own any Common Shares. After acquiring its portion of the Notes, AV VIII could be deemed to beneficially own 912,338 Common Shares representing approximately 13.2% of the Common Shares deemed issued and outstanding upon conversion of the AV VIII Convertible Note issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and 912,338 of the Stockholder Shares). Except as set forth in this Statement, AV VIII has not effected any transactions in the Common Shares during the past 60 days.

AVP VIII: Prior to Lenders acquiring the Notes, AVP VIII did not beneficially own any Common Shares. After AV VIII acquired its portion of the Notes, AVP VIII could be deemed to beneficially own 912,338 Common Shares representing approximately 13.2% of the Common Shares deemed issued and outstanding upon conversion of the AV VIII Convertible Note issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and 912,338 of the Stockholder Shares). Except as set forth in this Statement, AVP VIII has not effected any transactions in the Common Shares during the past 60 days.

Aragona: Prior to Lenders acquiring the Notes, Aragona could be deemed to beneficially own 481,546 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After Lenders acquired the Notes, Aragona could be deemed to beneficially own 1,473,284 Common Shares representing approximately 21.1% of the Common Shares deemed issued and outstanding upon conversion of the Notes issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004, the total amount of Stockholder Shares and 2,500 Common Shares that may be acquired upon exercise of an Option to purchase Common Shares). Except as set forth in this Statement, Aragona has not effected any transactions in the Common Shares during the past 60 days.

DeAngelis: Prior to Lenders acquiring the Notes, DeAngelis could be deemed to beneficially own 479,162 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After Lenders acquired the Notes, DeAngelis could be deemed to beneficially own 1,470,900 Common Shares representing approximately 21.1% of the Common Shares deemed issued and outstanding upon conversion of the Notes issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and the total amount of Stockholder Shares). Except as set forth in this Statement, DeAngelis has not effected any transactions in the Common Shares during the past 60 days.

Garvey: Prior to Lenders acquiring the Notes, Garvey could be deemed to beneficially own 479,096 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After Lenders acquired the Notes, Garvey could be deemed to beneficially own 558,496 Common Shares representing approximately 9.2% of the Common Shares deemed issued and outstanding upon conversion of the AV VI and AV VI A Convertible Notes issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and 79,400 of the Stockholder Shares). Except as set forth in this Statement, Garvey has not effected any transactions in the Common Shares during the past 60 days.

CUSIP NO. 81788Q 10 0	SCHEDULE 13D

Olkkola: Prior to Lenders acquiring the Notes, Olkkola could be deemed to beneficially own 479,107 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After Lenders acquired the Notes, Olkkola could be deemed to beneficially own 1,470,845 Common Shares representing approximately 21.1% of the Common Shares deemed issued and outstanding upon conversion of the Notes issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and the total amount of Stockholder Shares). Except as set forth in this Statement, Olkkola has not effected any transactions in the Common Shares during the past 60 days.

Pacitti: Prior to Lenders acquiring the Notes, Pacitti could not be deemed to beneficially own any common shares. After Lenders acquired the Notes, Pacitti could be deemed to beneficially own 912,338 Common Shares representing approximately 13.2% of the Common Shares deemed issued and outstanding upon conversion of the AV VIII Convertible Note issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and 912,338 of the Stockholder Shares). Except as set forth in this Statement, Pacitti has not effected any transactions in the Common Shares during the past 60 days.

Thornton: Prior to Lenders acquiring the Notes, Thornton could be deemed to beneficially own 479,046 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After Lenders acquired the Notes, Thornton could be deemed to beneficially own 1,470,784 Common Shares representing approximately 21.1% of the Common Shares deemed issued and outstanding upon conversion of the Notes issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and the Stockholder Shares). Except as set forth in this Statement, Thornton has not effected any transactions in the Common Shares during the past 60 days.

Wesner: Prior to Lenders acquiring the Notes, Wesner could be deemed to beneficially own 479,046 shares representing approximately 8.0% of the Issuer’s outstanding Common Shares (based on total shares outstanding of 5,983,349). After Lenders acquired the Notes, Wesner could be deemed to beneficially own 1,470,784 Common Shares representing approximately 21.1% of the Common Shares deemed issued and outstanding upon conversion of the Notes issued in the First Closing (which is the sum total of the number of shares outstanding as of May 14, 2004 and the Stockholder Shares). Except as set forth in this Statement, Wesner has not effected any transactions in the Common Shares during the past 60 days.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the Common Shares of the Issuer other than shares directly held by such Reporting Person or to the extent such Reporting Person has any pecuniary interest in shares held by any other Reporting Person.

d) Except as set forth in this Statement, to the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stockholder Shares.

e) Not applicable.

CUSIP NO. 81788Q 10 0	SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Agreement and the form of Note are attached hereto as Exhibit 1 and Exhibit 2, respectively. As required by the Agreement, the Lenders and the Issuer also entered into a Security Agreement, a Guaranty, a Registration Rights Agreement, and an IP Security Agreement, each attached hereto as Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively. The Agreement of Joint Filing and reference to Kevin Kunz as Attorney-In-Fact are attached hereto as Exhibit 7 and Exhibit 8, respectively.

Item 7.	Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION

1.	Secured Convertible Note Purchase Agreement

2.	Form of Secured Convertible Note

3.	Security Agreement

4.	Guaranty

5.	Registration Rights Agreement

6.	IP Security Agreement

7.	Agreement of Joint Filing

8.	Reference to Kevin Kunz as Attorney-In-Fact

CUSIP NO. 81788Q 10 0	SCHEDULE 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2004

AUSTIN VENTURES VI, L.P. By AV Partners VI, L.P. Its General Partner		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VI AFFILIATES FUND, L.P. By AV Partners VI, L.P. Its General Partner		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AUSTIN VENTURES VIII, L.P. By: AV Partners VII, L.P. Its General Partner		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VI, L.P.		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

AV PARTNERS VIII, L.P.		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

CUSIP NO. 81788Q 10 0	SCHEDULE 13D

JOSEPH C. ARAGONA		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

KENNETH P. DeANGELIS		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JEFFERY C. GARVEY		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

EDWARD E. OLKKOLA		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

CHRISTOPHER A. PACITTI		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

JOHN D. THORNTON		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact

CUSIP NO. 81788Q 10 0	SCHEDULE 13D

BLAINE F. WESNER		/s/ KEVIN KUNZ

	Signature	Kevin Kunz Chief Financial Officer/Attorney-In-Fact